SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                     Atalanta/Sosnoff Capital Corporation
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                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)


                                   046499109
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                                (CUSIP Number)


                              Craig B. Steinberg
                   c/o Atalanta/Sosnoff Capital Corporation
                      101 Park Avenue, New York, NY 10178
                                (212) 867-5000
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                With copies to:

                              Ralph Arditi, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                              New York, NY 10036
                                (212) 735-3000


                                 June 10, 2003
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            (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


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1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

        Craig B. Steinberg
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2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [X]
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3.      SEC USE ONLY

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4.      Source of Funds (See Instructions)


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5.      Check if Disclosure of Legal Proceedings Is Required Pursuant
        to Items 2(d) or 2(e)

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6.      Citizenship or Place of Organization

        United States of America
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Number of                           7.        Sole Voting Power
Shares
Beneficially                                   642,008
Owned by                            -------------------------------------------
Each                                8.        Shared Voting Power
Reporting
Person with                         -------------------------------------------
                                    9.        Sole Dispositive Power

                                              642,008
                                    -------------------------------------------
                                    10.       Shared Dispositive Power

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11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        642,008
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12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                                                                     [ ]
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13.     Percent of Class Represented by Amount in Row (11)

        7.4%
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14.     Type of Reporting Person (See Instructions)

        IN
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Item 1.  Security and Issuer

         This Amendment No. 2 (this "Amendment") to the Statement on Schedule 13D is being filed pursuant to Rule 13d-2(a) of the Rules and Regulations under the Exchange Act by Craig B. Steinberg with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Atalanta/Sosnoff Capital Corporation (the "Company"), 101 Park Avenue, New York, NY 10178.

         This Amendment amends the Statement on Schedule 13D filed by Mr. Steinberg on October 16, 1997, as amended by Amendment No. 1 thereto filed on October 1, 2002 (as amended, the "Schedule 13D"). The Schedule 13D previously filed is hereby amended by the addition of the following information:

Item 4.  Purpose of Transaction.

         On June 10, 2003, Atalanta Acquisition Company ("Purchaser"), Martin
T. Sosnoff and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser will commence a tender offer (the "Offer") to acquire any and all of the outstanding shares of Common Stock not owned by it or Mr. Sosnoff for an amount equal to $13.95 per Share, net to the seller in cash without interest and less any required withholding taxes, upon the terms and subject to the conditions provided in the Merger Agreement attached as Exhibit 1 to this Statement. In connection with the Offer, the rules of the Securities and Exchange Commission ("SEC") require Mr. Steinberg to express his reasonable belief as to the fairness of the Offer and Merger (as defined below) to the Company's public shareholders. Accordingly, Mr. Steinberg will file a Transaction Statement on Schedule 13E-3 (the "Transaction Statement") on the date the tender offer will commence. A copy of the Transaction Statement may be obtained, when it is available, free of charge from either the Company or from the SEC's web site at http://www.sec.gov. Capitalized terms used but not defined in this Amendment have the meanings given such terms in the Merger Agreement.

         In connection with the signing of the Merger Agreement, Mr. Steinberg has entered into a Stockholder Tender Agreement, dated June 10, 2003 (the "Tender Agreement"), with Purchaser and Mr. Sosnoff. As of June 10, 2003, Mr. Steinberg has voting and dispositive power with respect to an aggregate of 642,008 shares of Common Stock, representing approximately 7.4% of the shares of Common Stock outstanding, each on a fully-diluted basis. Pursuant to the Tender Agreement attached as Exhibit 2 to this Statement, Mr. Steinberg has agreed, among other things, to tender all of his shares of Common Stock in the Offer. The Tender Agreement provides that such agreement will terminate immediately upon the earliest to occur of (i) the mutual consent of Purchaser, Mr. Sosnoff and Mr. Steinberg, (ii) the Effective Time, and (iii) the date of termination of the Merger Agreement in accordance with its terms.

         The foregoing summary of certain provisions of the Merger Agreement and the Tender Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. Copies of the Merger Agreement and of the Tender Agreement are filed as Exhibits 1 and 2, respectively, to this Statement and are incorporated herein by reference.

         Upon the consummation of the Merger, it is currently expected that Mr. Steinberg will remain as an officer of the Surviving Company or one of its subsidiaries and that Mr. Steinberg will cease to serve on the board of directors of the Surviving Corporation (although he is expected to serve on the board of directors (or similar governing body) of one or more of the subsidiaries of the Surviving Corporation).

            Following the Offer and Merger, Mr. Steinberg is currently expected to receive a significant minority interest in the asset management business of the Surviving Corporation. In very general terms, this interest is expected to entitle Mr. Steinberg to receive a portion of the future profits and losses of the asset management business and future appreciation in the fair market value of such asset management business. Mr. Steinberg is not expected to share in the profits and losses of the passive investments of the Surviving Corporation. Mr. Steinberg may also have consent rights over certain fundamental company actions.

         Except as set forth in this Item 4, Mr. Steinberg does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although he reserves the right to develop such plans). References to, and descriptions of, the Merger Agreement and Tender Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and Tender Agreement included as Exhibits 1 and 2, respectively, to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 7.  Material to be Filed as Exhibits.

         1. Agreement and Plan of Merger, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and Atalanta/Sosnoff Capital Corporation

         2. Stockholder Tender Agreement, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and Craig B. Steinberg


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                               /s/ Craig B. Steinberg
                                               -----------------------------
                                               Craig B. Steinberg


Dated: June 11, 2003


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                               INDEX TO EXHIBITS

Exhibit
Number     Document
------     --------

1. Agreement and Plan of Merger, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and Atalanta/Sosnoff Capital Corporation

2. Stockholder Tender Agreement, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and Craig B. Steinberg